5 June 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 133,000 Reed Elsevier PLC ordinary shares at a price of 937.7894p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 121,704,104 ordinary shares in treasury, and has 1,147,226,696 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 22,257,270 shares.

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 77,000 Reed Elsevier NV ordinary shares at a price of €16.2928 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 73,780,861 ordinary shares in treasury, and has 662,225,805 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 12,885,668 shares.